                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*


                      First Community Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $5.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    319836102
                        ------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

CUSIP NO. 319836102                                            Page 2 of 7 Pages
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.  JMD Partners L.P.
      I.R.S. Identification Nos. of Above Persons (entities only).  33-0684707
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      California, United States
--------------------------------------------------------------------------------
                     5.   Sole Voting Power

   NUMBER OF              71,152
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON
     WITH                 71,152
                   -------------------------------------------------------------
                     8.   Shared Dispositive Power

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      71,152
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      10.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP NO. 319836102                                            Page 3 of 7 Pages
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.  Jane Doty Ferrier
      I.R.S. Identification Nos. of Above Persons (entities only).
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      California, United States
--------------------------------------------------------------------------------
                     5.   Sole Voting Power

   NUMBER OF              71,152
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON
     WITH                 71,152
                   -------------------------------------------------------------
                     8.   Shared Dispositive Power

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      71,152
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      10.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1

       (a)   Name of Issuer:

             First Community Financial Corporation

       (b)   Address of Issuer's Principal Executive Offices:

             Two North Main Street
             Mifflintown, PA 17059

Item 2

       (a)      Name of Person Filing:

                    I.     JMD Partners L.P., a California limited partnership

                    II. Jane Doty Ferrier, in her capacity as Trustee of the Ferrier Family Trust, Trust 2 (fbo Jane Doty Ferrier), which is the general partner of JMD Partners L.P., has sole voting power with respect to the shares held of record by JMD Partners L.P Additionally, as the holder of a 0.58% general partnership interest and a 89.31% limited partnership interest in JMD Partners L.P., Ms. Ferrier has sole dispositive power with respect to the shares held of record by JMD Partners, L.P.. Therefore, Ms. Ferrier may be deemed to be a beneficial owner of such shares.

       (b)      Address of Principal Business Office, or if None, Residence:

                    I. JMD Partners, L.P., 3190 Galloway Drive, San Diego, CA 92112

                    II. Jane Doty Ferrier, 3190 Galloway Drive, San Diego, CA 92112

       (c)      Citizenship:

                    I. JMD Partners L.P. is a family limited partnership organized under the laws of the State of California, United States

                    II. Jane Doty Ferrier is a resident and citizen of California, United States

                                                               Page 5 of 7 Pages

       (d)      Title of Class of Securities:

                       Common Stock, $5.00 Par Value

       (e)      CUSIP Number:

                       319836102

Item 3     If this statement is filed pursuant to(S)(S)240.13d-1(b) or
               240.13d-2(b) or (c), check whether the person filing is a:
                                 Not applicable.

                (a)     [_]  Broker or Dealer registered under Section 15 of the
                             Act (15 U.S.C. 78o).
                (b)     [_]  Bank as defined in Section 3(a)(6) of the Act (15
                             U.S.C. 78c).
                (c)     [_]  Insurance Company as defined in Section 3(a)(19) of
                             the Act (15 U.S.C. 78c).
                (d)     [_]  Investment  Company  registered under Section 8 of
                             the Investment Company Act of 1940 (15 U.S.C.
                             80a-8).
                (e)     [_]  An Investment Advisor in accordance with (S)240.13d
                             -1(b)(1)(ii)(E).
                (f)     [_]  An Employee Benefit Plan or Endowment Fund in
                             accordance with (S)240.13d-1(b)(1)(ii)(F).
                (g)     [_]  A Parent Holding Company or Control Person in
                             accordance with (S)240.13d-1(b)(1)(ii)(G).
                (h)     [_]  A savings  association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act (12 U.S.C.
                             1813).
                (i)     [_]  A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
                (j)     [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)
                             (J).

Item 4     Ownership:

           I.  JMD Partners, L.P.

           (a)  Amount beneficially owned: 71,152

                                                           Page 6 of 7 Pages
           (b)      Percent of class:  10.2%

           (c)      Number of shares as to which person has
                    (i)    Sole power to vote or to direct the vote:  71,152

                    (ii)   Shared power to vote or to direct the vote:  0

                    (iii) Sole power to dispose or to direct the disposition of shares: 71,152

                    (iv) Shared power to dispose or to direct the disposition of shares: 0

      II.  Jane Doty Ferrier

           (a)      Amount beneficially owned: 71,152 shares, consisting solely of shares held of record by JMD
                                               Partners, L.P., as to which Jane
                                               Doty Ferrier, as Trustee of the
                                               Ferrier Family Trust, Trust 2
                                               (fbo Jane Doty Ferrier), which is
                                               the general partner of JMD
                                               Partners, L.P., has sole voting
                                               power and, as the holder of a
                                               0.58% general partnership
                                               interest and a 89.31% limited
                                               partnership interest in JMD
                                               Partners, L.P., sole dispositive
                                               power.

           (b)      Percent of class:  10.2%

           (c)      Number of shares as to which person has

                    (i)    Sole power to vote or to direct the vote:  71,152

                    (ii)   Shared power to vote or to direct the vote:  0

                    (iii) Sole power to dispose or to direct the disposition of shares: 71,152

                    (iv) Shared power to dispose or to direct the disposition of shares: 0

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

                                                               Page 7 of 7 Pages

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

                    Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control
           Person:

                    Not applicable.

Item 8     Identification and Classification of Members of the Group:

                    Not applicable.


Item 9     Notice of Dissolution of Group:

                    Not applicable.

Item 10    Certification:

                    Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JMD Partners, L.P., a California
                                            limited partnership

      January 5, 2003                    By:   /s/ Jane Doty Ferrier
-------------------------------             ------------------------------------
            Date                               Jane Doty  Ferrier, Trustee of
                                               the Ferrier Family Trust, Trust 2
                                               (fbo Jane Doty Ferrier), General
                                               Partner

      January 5, 2003                          /s/ Jane Doty Ferrier
-------------------------------             ------------------------------------
            Date                               Jane Doty Ferrier, Individually

                                    Exhibit A

                    Agreement to File Joint SEC Schedule 13G

Pursuant to Rule 13d-1(k) of the general Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, the undersigned agree that the statement to which this exhibit is attached is filed jointly on behalf of each of them in their capacities set forth below.

Dated:  January 5, 2003                 /s/ Jane Doty Ferrier
       -------------------------      ------------------------------------------
                                      JMD PARTNERS, L.P., a California limited
                                      partnership, by JANE DOTY FERRIER, Trustee
                                      of the Ferrier Family Trust, Trust 2 (fbo
                                      Jane Doty Ferrier), General Partner


Dated:  January 5, 2003                 /s/ Jane Doty Ferrier
       -------------------------      ------------------------------------------
                                      Jane Doty Ferrier